Dicerna Pharmaceuticals, Inc. 480 Arsenal Street Building 1, Suite 120 Watertown, MA 02472 617-621-8097 Fax 617-252-0927 www.dicerna.com

January 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Dicerna Pharmaceuticals, Inc. Registration Statement on Form S-1 (File No. 333-193150)

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (File No. 333-193150) be accelerated so that the registration statement may become effective at 4:00 p.m., Eastern Time, on Wednesday, January 29, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

Dicerna Pharmaceuticals, Inc. 480 Arsenal Street Building 1, Suite 120 Watertown, MA 02472 617-621-8097 Fax 617-252-0927 www.dicerna.com

If you have any questions regarding this request, please call Jennifer A. DePalma, Esq. of O’Melveny & Myers LLP, counsel to the Company, at (650) 473-2670.

Sincerely,

DICERNA PHARMACEUTICALS, INC.

By:	/s/ Douglas M. Fambrough, III
Name:	Douglas M. Fambrough, III, Ph.D.
Title:	Chief Executive Officer

cc:	James E. Dentzer, Dicerna Pharmaceuticals, Inc.

Sam Zucker, Esq., O’Melveny & Myers LLP

Jennifer A. DePalma, Esq., O’Melveny & Myers LLP